Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: SureWest Communications
Commission File No.: 000-29660

To:           All Consolidated Communications Employees

From:       Bob Currey, President and CEO

Date:        February 06, 2012

Re:           Acquisition of SureWest Communications

I am very pleased to announce that on Sunday, February 5, we entered into a definitive agreement to acquire SureWest Communications (Nasdaq: SURW).

            SureWest Communications, based in Roseville, California, is a leading integrated communications provider and broadband leader in the markets it serves. Headquartered in Northern California for more than 95 years, SureWest offers bundled residential and commercial services in the greater Roseville, Sacramento and Kansas City regions that include IP-based digital and high-definition television, high-speed Internet, Voice over IP, and local and long distance telephone.  With roots similar to Consolidated Communications, SureWest started as a rural provider of telephone service in 1914 and has evolved into a leading provider of high-quality telecommunications and broadband services with about 800 employees.

I have always said that part of our planned strategy is to pursue acquisitions that make sense for our company.  A few years ago we identified SureWest as a potential good fit for Consolidated and we engaged in a rigorous review of the company, including its operations, systems, network, market position and financials.  We found SureWest to be an excellent complement to our Illinois, Pennsylvania and Texas operations and after some starts and stops, I’m extremely pleased this has resulted in a successful bidding process and an agreement.  For those of you who attended the employee meetings last week where I talked about having to “kiss a lot of frogs before we find our prince -- or princess in my case”, well we finally kissed the right frog.

What does this mean for you? This acquisition strengthens our company and better positions us for the future with new opportunities for advancement and growth.  The combined

company will have an operating presence in six states.   We expect to benefit from increased size, scale, geographic diversity and financial resources, creating a broader platform to more effectively compete.  But we also recognize it is a large endeavor and will require the skills and efforts of many of our CCI and new SureWest employees  as we integrate the SureWest operations, products and people.  I’m confident in our collective ability to be successful.

In the meantime, we must continue to keep our focus on our customers.  Taking care of their needs and reinforcing their choice of Consolidated Communications as their provider has never been more important.

We expect the transaction to close by third quarter of 2012.  As essential information becomes available about the sale closing and integration process, we will provide updates. Questions should be directed to your supervisor or you may use the Corporate Communications Employee Comment Box on the intranet.

As always, if you receive any inquiries from the media or other third parties, please forward them to Laura ZuHone in Corporate Communications at laura.zuhone@consolidated.com or 217-234-8457.

It is an exciting time to be a member of the Consolidated Communications team, and the acquisition of SureWest is another positive step in the evolution of our Company.  I hope you will join me in meeting the challenges and seizing the opportunities which lie ahead.

Safe Harbor

Any statements other than statements of historical facts, including statements about management’s beliefs and expectations, are forward-looking statements and should be evaluated as such. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” “intend,” “plan, “target,” “project,” “should,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability of Consolidated Communications Holdings, Inc. (the “Company”) to complete the acquisition of SureWest Communications (“SureWest”), successfully integrate the operations of SureWest and realize the synergies from the acquisition, as well as a number of other factors related to the businesses of the Company and SureWest, including various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; the substantial amount of debt and the Company’s ability to repay or refinance it or incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the Company’s common stock; changes in the valuation of pension plan assets; restrictions contained in the Company’s debt agreements that limit the discretion of management in operating the business; regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; economic conditions in the Company’s and SureWest’s service areas; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s or SureWest’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes on the telecommunications industry; and liability and compliance costs regarding environmental regulations. These and other risks and uncertainties are discussed in more detail in the Company’s and SureWest’s filings with the Securities and Exchange Commission, including our respective reports on Form 10-K and Form 10-Q.

Many of these risks are beyond management’s ability to control or predict. All forward-looking statements attributable to the Company, SureWest or persons acting on behalf of each of them are expressly qualified in their entirety by the cautionary statements and risk factors contained in this communication and the companies’ filings with the Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Prospectus/Proxy Statement

This material is not a substitute for the prospectus/proxy statement the Company and SureWest will file with the Securities and Exchange Commission. Investors in the Company or SureWest are urged to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by the Company and SureWest with the Securities and Exchange Commission will be available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications, 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations; or to SureWest Communications, 8150 Industrial Avenue, Building A, Roseville, California 95678, Attention: Investor Relations. A final proxy statement or prospectus/proxy statement will be mailed to the Company’s shareholders and shareholders of SureWest.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and SureWest, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2011 annual meeting of shareholders. Information about the directors and executive officers of SureWest is set forth in the proxy statement for SureWest’s 2011 annual meeting of shareholders and SureWest’s Form 10-K for the year ended December 31, 2010. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.